

April 19, 2011

Jeffrey Cote
Chief financial Officer
Sensata Technologies Holding N.V.
529 Pleasant Street
Attleboro, Massachusetts 02703

      Re: **Sensata Technologies Holding N.V.**
            Form 10-K for the year ended December 31, 2010
                Filed January 31, 2011
            File No. 1-34652

Dear Mr. Cote:

We have reviewed your letter dated April 5, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Sensata Technologies Holding B.V. Form 10-K

Other Important Performance Measures, page 53

1. We note your response to prior comment one. We further note since the non-GAAP presentation does not affect your tax return, you believe that no adjustment for income taxes is necessary in your non-GAAP presentation. Given that certain of the expenses you have added back to GAAP net income to arrive at adjusted net income appear to have lowered your current tax provision calculated on a GAAP basis, it is unclear as to why you believe no tax adjustment is necessary. For instance it would appear that the $22.4 million termination fee that you paid in 2010, would have reduced your current income tax expense on a GAAP basis. Therefore it is unclear as to why adding this expense back to GAAP net income without a corresponding deduction for the tax effect is appropriate. Please advise us or revise your future filings accordingly.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief